UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40024

MicroAlgo Inc.

(Registrant’s Name)

Unit 507, Building C, Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District, Shenzhen, People’s Republic of China

+(86)0755-88600589

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Annual General Meeting Results

On November 29, 2024, MicroAlgo Inc. (the “Company”) held its 2024 annual general meeting of shareholders (the “AGM”). At the AGM, the holders of 100,743,076 ordinary shares of the Company as of the October 18, 2024 record date were represented in person or by proxy, constituting a quorum. Each of the proposals brought before the AGM was approved by the Company’s shareholders. The proposals voted on and the final voting results are set forth below.

1.

THAT every 20 issued and unissued ordinary shares of a nominal or par value of US$0.01 each in the capital of the Company (the “Ordinary Shares”) be consolidated into one (1) share of a nominal or par value of US$0.2 each (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed from US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each to US$2,000,000 divided into 10,000,000 shares of a nominal or par value of US$0.02 each (the “Consolidated Ordinary Shares”)

In addition, no fractional shares shall be issued in connection with the Share Consolidation and in accordance with Article 9.2 of the Current M&A (as defined below) the Company’s transfer agent be authorized and instructed to aggregate all fractional share and sell them as soon as practicable after the effective time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive fractions of a Consolidated Ordinary Share as a result of the Share Consolidation.

For	Against	Abstain
84,220,234	16,523,062	719,856

2.

To consider and vote upon an ordinary resolution to increase the Company’s share capital after the Share Consolidation:

THAT conditional upon and effective immediately following the Share Consolidation, increase the authorized share capital of the Company from US$2,000,000 divided into 10,000,000 Consolidated Ordinary Shares of a nominal or par value of$0.2 each, to US$200,000,000 divided into 1,000,000,000 Consolidated Ordinary Shares of a nominal or par value of $0.2 each (“Share Capital Increase”), by the creation of an additional 990,000,000

Consolidated Ordinary Shares.

For	Against	Abstain
82,711,325	17,920,054	837,314

3.

To consider and vote upon a special resolution that the Company’s currently effective Amended and Restated Memorandum and Articles of Association (the “Current M&A”) be amended by the deletion of the existing Article 12. 1 in its entirety and the substitution therefor with the following:

“Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. One or more Members who together hold not less than one third of the Shares entitled to vote at such meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.”

For	Against	Abstain
85,847,307	14,069,455	1,546,170

4.

To consider and vote upon a special resolution to delete the existing Article 15.6 of the Company’s currently effective Amended and Restated Memorandum and Articles of Association (the “Current M&A”) in its entirety and the substitution therefor the following:

“An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the board of directors.”

For	Against	Abstain
86,707,975	12,511,918	2,243,259

5.

To consider and vote upon a special resolution that:

Conditional upon and effective immediately following the Share Consolidation and the Share Capital Increase, the authorized share capital of the Company be changed to create a dual-class share structure (the “Dual-Class Structure”) by

a)	re-designating 800,000,000 authorized Consolidated Ordinary Shares (including all the issued and outstanding Consolidated Ordinary Shares) into class A ordinary shares of a nominal or par value of US$0. 2 par value each (the “Class A Ordinary Shares”), and each Class A Ordinary Share shall be entitled to one (1) vote per Class A Ordinary Share; and

b)	re-designating 200, 000, 000 authorized but unissued Consolidated Ordinary Shares into class B ordinary shares of a nominal or par value of US$0.2 each (the “Class B Ordinary Shares”), and each Class B Ordinary Share shall be entitled to 20 votes per Class B Ordinary Share (the “Variation of Share Capital”), such that immediately following the Variation of Share Capital, the authorized share capital of the Company shall be changed from US$200,000,000 divided into 1,000,000, 000 Consolidated Ordinary Shares to US$200,000,000 divided into 800,000,000 Class A Ordinary Shares, and 200,000,000 Class B Ordinary Shares;

And

Conditional upon and effective immediately following the Variation of Share Capital, the Current M&A be amended and restated by the deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of the Company to, among other amendments, reflect the adoption of the Dual-Class Structure and the Variation of Share Capital. (the “Dual-Class Structure Proposal”)

For	Against	Abstain
82,958,402	17,495,241	1,009,289

The Class A Ordinary Shares will continue to trade on Nasdaq under the symbol “MLGO” and will begin trading on a split-adjusted basis on Wednesday, December 11, 2024. The new CUSIP for the Class A Ordinary Shares will be G6077Y301.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROALGO INC

By:	/s/ Min Shu
Name:	Min Shu
Title:	Chief Executive and Operations Officer

Date: December 5, 2024

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

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